United States securities and exchange commission logo





                             March 20, 2023

       Erez Nachtomy
       Chief Executive Officer
       SHL Telemedicine Ltd.
       90 Yigal Alon Street
       Tel Aviv 67891, Israel

                                                        Re: SHL Telemedicine
Ltd.
                                                            Registration
Statement on Form 20FR12B
                                                            Filed March 8, 2023
                                                            File No. 001-41641

       Dear Erez Nachtomy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Registration Statement on Form 20-F, filed March 8, 2023

       Overview, page 23

   1. We note your response to our prior comment number 1 and your revision to page 26, where you state that
you "have successfully proven through several clinical studies that
                                                        users of the SHL   s
mobile 12 lead ECG technology benefit from a lower risk of being re-
                                                        hospitalized during the
first 30 days and a lower risk of mortality during the first year following discharge
from the hospital after a heart attack and an improvement in quality of life." As efficacy
determinations are solely within the FDA's authority, please revise these references to SHL
technology's proven efficacy. You may provide relevant
                                                        quantitative data from
the studies to support your claims.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erez Nachtomy
SHL Telemedicine Ltd.
March 20, 2023
Page 2

       You may contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                      Sincerely,

FirstName LastNameErez Nachtomy                       Division of Corporation
Finance
                                                      Office of Industrial
Applications and
Comapany NameSHL Telemedicine Ltd.
                                                      Services
March 20, 2023 Page 2
cc:       Scott R. Saks
FirstName LastName